SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
________________

SCHEDULE 14D-1
TENDER OFFER STATEMENT
Pursuant to Section 14(d)(1) of the
Securities Exchange Act of 1934
(Amendment No. 2)

AND

SCHEDULE 13D
Pursuant to Section 13(d)(1) of the
Securities Exchange Act of 1934

CONTROL DATA SYSTEMS, INC.
(Name of Subject Company)

CDSI HOLDING CORPORATION
CDSI ACQUISITION CORP.
(Bidder)

Common Stock, $.01 par value
(Title of Class of Securities)

21238F 10 6
(CUSIP Number of Class of Securities)

Patrick J. Welsh
CDSI Holding Corporation
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022
Telephone:(212) 893-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Bidder)

Copy to:
William J. Hewitt, Esq.
Reboul, MacMurray, Hewitt, Maynard & Kristol
45 Rockefeller Plaza
New York, New York 10111
Telephone: (212) 841-5700

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________________________
|CUSIP NO.             |
|      21238F 10 6     |
|                      |
________________________
_________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     CDSI Holding Corporation
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       a)   [ ]
                                                       b)   [ ]
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS
     BK, AF, WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                    [ ]

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
_________________________________________________________________
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,255,901
_________________________________________________________________
8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                    [ ]

_________________________________________________________________
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     89.2
_________________________________________________________________
10.  TYPE OF REPORTING PERSON
     CO
_________________________________________________________________
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________________________
|CUSIP NO.             |
|      21238F 10 6     |
|                      |
________________________
_________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     CDSI Acquisition Corp.
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       a)   [ ]
                                                       b)   [ ]
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS
     BK, AF, WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                    [ ]

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
_________________________________________________________________
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,255,901
_________________________________________________________________
8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                    [ ]

_________________________________________________________________
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     89.2
_________________________________________________________________
10.  TYPE OF REPORTING PERSON
     CO
_________________________________________________________________

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     This Amendment No. 2 amends and supplements certain information contained in the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission (the "Commission") on July 15, 1997, and amended by Amendment No. 1 thereto filed with the Commission on August 6, 1997 (as so amended, the "Schedule 14D-1"), by CDSI Holding Corporation, a Delaware corporation ("Parent"), and CDSI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), relating to the offer to purchase all the outstanding shares of common stock, $.01 par value (the "Shares"), of Control Data Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $20.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 1997 (the "Offer to Purchase"), and in the related Letter of Transmit-tal (which, together with any amendments or supplements thereto, are collectively referred to as the "Offer"), which are annexed to and were filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     (a)-(b) On August 11, 1997, Parent entered into a definitive Securities Purchase Agreement (the "Securities Purchase Agreement") with WCAS VII, certain related investors and CP III pursuant to which (i) WCAS VII and the related investors agreed to acquire an aggregate 300,000 shares of preferred stock and 30,000,000 shares of common stock of Parent for aggregate consideration of $60,000,000; and (ii) CP III, agreed to acquire units consisting of an aggregate $60,000,000 principal amount of senior subordinated notes due 2004 and an aggregate of approximately 4.2 million shares of common stock of Parent for a purchase price of $60,000,000. WCAS VII also agreed, under certain circumstances, to purchase up to $30,000,000 principal amount of junior subordinated notes due 2004 of Parent.

          On August 11, 1997, the Purchaser entered into a definitive Credit Agreement (the "Credit Agreement") with NationsBank of Texas, N.A., as Agent, and The Bank of Nova Scotia, as Documentary Agent, providing a tender offer credit facility of approximately $128,000,000, secured in part by the Shares purchased pursuant to the Offer, and a bridge loan facility of up to $85,000,000, secured in part by the Securities Purchase Agreement referred to above.

          Copies of the Securities Purchase Agreement and the Credit Agreement are attached hereto as Exhibits (a)(11) and (a)(12), respective-ly, and are incorporated by reference herein.

Item 10. ADDITIONAL INFORMATION.

     At 12:00 midnight, New York City time, on August 11, 1997, the Offer expired. Pursuant to the Offer, the Purchaser accepted for payment 11,255,901 Shares (including 835,028 Shares subject to guarantees of delivery), which represent approximately 89% of the outstanding Shares, or
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approximately 79% of the Shares outstanding on a fully-diluted basis
(assuming the exercise of all outstanding stock options).

          Pursuant to the Merger Agreement, Parent and the Purchaser are obligated to consummate the Merger of the Purchaser with and into the Company as soon as practicable after approval of the Merger by the stock-holders of the Company. The Company is obligated to take all necessary action to call and convene a special meeting of stockholders for purposes of considering and voting upon the Merger Agreement and the Merger as soon as reasonably practicable. Following purchase of the Shares accepted for payment pursuant to the Offer, the Purchaser will hold approximately 89% of the outstanding Shares and will have sufficient voting power to approve the Merger Agreement and the Merger without the votes of any other stockholders of the Company.

          In the Merger, each outstanding Share (other than Shares held by the Purchaser, Parent, the Company or any of their respective subsidiaries and Shares held by stockholders who validly perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $20.25 per Share, net to the seller in cash, without interest. On August 12, 1997, Parent issued a press release announcing consummation of the Offer, a copy of which is attached hereto as Exhibit (a)(13) and incorporated by reference herein.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following thereto:

     (a)(11) Securities Purchase Agreement, dated as of August 11, 1997, among CDSI Holding Corporation, Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P. and the other Purchasers named therein.

     (a)(12) Credit Agreement, dated as of August 11, 1997, between CDSI Acquisition Corp., NationsBank of Texas, N.A., as Agent, and The Bank of Nova Scotia, as Documentary Agent.

     (a)(13) Press Release, dated August 12, 1997, issued by CDSI Holding Corporation.
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                                 SIGNATURE

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CDSI HOLDING CORPORATION



                                   By: /s/ Thomas E. McInerney
                                        Name: Thomas E. McInerney
                                        Title: President

Dated: August 12, 1997

                                   CDSI ACQUISITION CORP.



                                   By: /s/ Thomas E. McInerney
                                        Name: Thomas E. McInerney
                                        Title: President

Dated: August 12, 1997
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                               EXHIBIT INDEX

Exhibit                   Description                       Page
_______   __________________________________________        ____

(a)(11) Securities Purchase Agreement, dated as of August 11, 1997, among CDSI Holding Corporation, Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P. and the other Purchasers named therein.

(a)(12)   Credit Agreement, dated as of August 11, 1997, between
          CDSI Acquisition Corp., NationsBank of Texas, N.A., as
          Agent, and The Bank of Nova Scotia, as Documentary
          Agent.

(a)(13) Press Release, dated August 12, 1997, issued by CDSI Holding Corporation